Exhibit 99.21

[FACE OF NOTE]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREUNDER IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE (NOTWITHSTANDING THE FOREGOING, THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES). BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE ACQUIRER AGREES FOR THE BENEFIT OF SELINA HOSPITALITY PLC (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY OR ANY BENEFICIAL INTEREST HEREIN PRIOR TO THE DATE THAT IS THE LATER OF (X) ONE YEAR AFTER THE ISSUE DATE HEREOF OR SUCH SHORTER PERIOD OF TIME AS PERMITTED BY RULE 144 UNDER THE SECURITIES ACT OR ANY SUCCESSOR PROVISION THERETO AND (Y) SUCH LATER DATE, IF ANY, AS MAY BE REQUIRED BY APPLICABLE LAW, EXCEPT:

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT AND IS EFFECTIVE AT THE TIME OF SUCH TRANSFER, OR

(C) TO A PERSON THAT SUCH ACQUIRER REASONABLY BELIEVES TO BE A QUALIFIED INSTITUTIONAL BUYER IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, OR

(D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE SECURITIES ACT; OR

(E) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(E) ABOVE, THE COMPANY AND THE TRUSTEE RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

NO AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY OR PERSON THAT HAS BEEN AN AFFILIATE (AS DEFINED IN RULE 144 UNDER THE SECURITIES ACT) OF THE COMPANY DURING THE IMMEDIATELY PRECEDING THREE MONTHS MAY PURCHASE, OTHERWISE ACQUIRE OR HOLD THIS SECURITY OR A BENEFICIAL INTEREST HEREIN.

FOR PURPOSES OF SECTION 1272, 1273 AND 1275 OF THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED, THIS NOTE IS BEING ISSUED WITH AN ORIGINAL ISSUE DISCOUNT. THE COMPANY AGREES TO PROVIDE PROMPTLY TO THE HOLDER OF THE NOTE, UPON WRITTEN REQUEST, THE ISSUE PRICE, AMOUNT OF ORIGINAL ISSUE DISCOUNT, ISSUE DATE AND YIELD TO MATURITY. ANY SUCH WRITTEN REQUEST SHOULD BE MADE PURSUANT TO SECTION 16.04 OF THE INDENTURE.

2

Selina Hospitality PLC

6.00% Senior Secured Notes due 2029

No. A-1

CUSIP No. 81635B AC2	Initially $10,620,000

Selina Hospitality PLC, a public limited company duly organized and existing under the laws of England and Wales (the “Company,” which term includes any successor corporation or other entity under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to CEDE & CO., or registered assigns, the principal sum as set forth in the “Schedule of Exchanges of Notes” attached hereto (which amount, taken together with the principal amounts of all other outstanding Notes, shall not, unless permitted by the Indenture (including by a PIK Payment or the issuance of Additional Notes), exceed $88,500,000 in aggregate at any time), in accordance with the rules and procedures of the Depositary, on November 1, 2029, and interest thereon as set forth below.

This Note will accrue interest at a rate and in the manner set forth in Section 2.03 of the Indenture. This Note shall bear interest on the aggregate principal amount from January 25, 2024, or from the most recent date to which interest had been paid or provided for to, but excluding, the next scheduled Interest Payment Date, until November 1, 2029. Interest is payable quarterly in arrears on each January 1, April 1, July 1 and October 1 of each year (or, if such day is not a Business Day, the next succeeding Business Day), commencing on April 1, 2024, to Holders of record at the close of business on the preceding December 15, March 15, June 15 and September 15 (whether or not such day is a Business Day), respectively. Additional Interest will be payable as set forth in Section 4.08 and Section 6.03 of the within-mentioned Indenture, and any reference to interest on, or in respect of, any Note therein shall be deemed to include Additional Interest if, in such context, Additional Interest is, was or would be payable pursuant to Section 4.08 and Section 6.03, and any express mention of the payment of Additional Interest in any provision therein shall not be construed as excluding Additional Interest in those provisions thereof where such express mention is not made.

Any Defaulted Amounts shall accrue interest per annum at the rate borne by the Notes, subject to the enforceability thereof under applicable law, from, and including, the relevant payment date to, but excluding, the date on which such Defaulted Amounts shall have been paid by the Company, at its election, in accordance with Section 2.03(c) of the Indenture.

Cash amounts due on this Note will be paid in the manner set forth in Section 2.03(a) of the Indenture. PIK Interest will be paid in the manner set forth in Section 2.03(a) of the Indenture. As provided in and subject to the provisions of the Indenture, the Company shall pay the principal of any Notes (other than Notes that are Global Notes) at the office or agency designated by the Company for that purpose. The Company has initially designated the Trustee as its Paying Agent and Note Registrar in respect of the Notes and the Corporate Trust Office located in the United States of America as a place where Notes may be presented for payment or for registration of transfer and exchange.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note, and any claim, controversy or dispute arising under or related to this Note, shall be construed in accordance with and governed by the laws of the State of New York (without regard to the conflicts of laws provisions thereof).

In the case of any conflict between this Note and the Indenture or the Intercreditor Agreement, the provisions of the Indenture or the Intercreditor Agreement (as applicable) shall control and govern.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed manually by the Trustee or a duly authorized authenticating agent under the Indenture.

[Remainder of page intentionally left blank]

2

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed.

SELINA HOSPITALITY PLC,
as Issuer

By:
Name:
Title:

Dated:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

WILMINGTON SAVINGS FUND SOCIETY, FSB, as Trustee, certifies that this is one of the Notes described in the within-named Indenture.

By:
Authorized Signatory

[Signature Page to Rule 144A Global Note]

AETHER FINANCIAL SERVICES UK LIMITED

as Security Agent

By:
Name:
Title:

[Signature Page - s144A Global Note]

[REVERSE OF NOTE]

Selina Hospitality PLC

6.00% Senior Secured Notes due 2029

This Note is one of a duly authorized issue of Notes of the Company, designated as its 6.00% Senior Secured Notes due 2029 (the “Notes”), limited to the aggregate principal amount of $88,500,000 all issued or to be issued under and pursuant to an Indenture dated as of January 24, 2024 (the “Indenture”), between the Company, Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”) and Aether Financial Services UK Limited, as security agent (the “Security Agent”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Security Agent, the Company and the Holders of the Notes. Additional Notes may be issued subject to certain conditions specified in the Indenture. Capitalized terms used in this Note and not defined in this Note shall have the respective meanings set forth in the Indenture.

In the event of any conflict between the provisions of this Note and the provisions of the Indenture, the provisions of the Indenture shall supersede the provisions of this Note and shall control and be binding.

In case certain Events of Default shall have occurred and be continuing, the principal of, and interest on, all Notes may be declared, by either the Trustee or Holders of at least 25% in aggregate principal amount of Notes then outstanding, and upon said declaration shall become, due and payable, in the manner, with the effect and subject to the conditions and certain exceptions set forth in the Indenture.

Subject to the terms and conditions of the Indenture, the Company will make all payments and deliveries in respect of the Fundamental Change Repurchase Price on the Fundamental Change Repurchase Date, the Tax Redemption Price on any Tax Redemption Date and the principal amount on the Maturity Date, as the case may be, in cash to the Holder who surrenders a Note to a Paying Agent to collect such payments in respect of the Note. The Company will pay cash amounts in money of the United States that at the time of payment is legal tender for payment of public and private debts.

The Indenture contains provisions permitting the Company and the Trustee in certain circumstances, without the consent of the Holders of the Notes, and in certain other circumstances, with the consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures modifying the terms of the Indenture and the Notes as described therein. It is also provided in the Indenture that, subject to certain exceptions, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the Holders of all of the Notes waive any past Default or Event of Default under the Indenture and its consequences.

Notwithstanding any other provision of the Indenture or any provision of this Note, each Holder shall have the contractual right to receive payment or delivery, as the case may be, of (x) the principal (including the Fundamental Change Repurchase Price and the Tax Redemption Price, if applicable) of, and (y) accrued and unpaid interest, if any, on, this Note, on or after the respective due dates expressed or provided for in this Note or in the Indenture, and the contractual right to institute suit for the enforcement of any such payment or delivery, as the case may be, on or after such respective dates, shall not be amended without the consent of each Holder.

The Notes are issuable in registered form without coupons in minimum denominations of $1,000 principal amount and integral multiples of $1.00 in excess thereof (or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00). At the office or agency of the Company referred to in the Indenture, and in the manner and subject to the limitations provided in the Indenture, Notes may be exchanged for a like aggregate principal amount of Notes of other authorized denominations, without payment of any service charge but, if required by the Company or Trustee, with payment of a sum sufficient to cover any transfer or similar tax that may be imposed in connection therewith as a result of the name of the Holder of the new Notes issued upon such exchange of Notes being different from the name of the Holder of the old Notes surrendered for such exchange.

The Notes shall be redeemable at the Company’s option in certain limited circumstances in accordance with the terms and conditions specified in the Indenture.

Upon the occurrence of a Fundamental Change, the Holder has the right, at such Holder’s option, to require the Company to repurchase for cash all of such Holder’s Notes or any portion thereof (in principal amounts of $1,000 or integral multiples of $1.00 thereof, or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00) on the Fundamental Change Repurchase Date at a price equal to the Fundamental Change Repurchase Price.

2

ABBREVIATIONS

The following abbreviations, when used in the inscription of the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM = as tenants in common

UNIF GIFT MIN ACT = Uniform Gifts to Minors Act CUST = Custodian

TEN ENT = as tenants by the entireties

JT TEN = joint tenants with right of survivorship and not as tenants in common Additional abbreviations may also be used though not in the above list.

SCHEDULE A

SCHEDULE OF EXCHANGES OF NOTES

Selina Hospitality PLC

6.00% Senior Secured Notes due 2029

The initial principal amount of this Global Note is TEN MILLION SIX HUNDRED TWENTY THOUSAND DOLLARS ($10,620,000). The following increases or decreases in this Global Note have been made:

Date of exchange	Amount of decrease in principal amount of this Global Note	Amount of increase in principal amount of this Global Note	Principal amount of this Global Note following such decrease or increase	Signature of authorized signatory of Trustee or Custodian

ATTACHMENT 1

[FORM OF FUNDAMENTAL CHANGE REPURCHASE NOTICE]

To: Paying Agent

The undersigned registered owner of this Note hereby acknowledges receipt of a notice from Selina Hospitality PLC (the “Company”), as to the occurrence of a Fundamental Change with respect to the Company and specifying the Fundamental Change Repurchase Date and requests and instructs the Company to pay to the registered holder hereof in accordance with Section 13.02 of the Indenture referred to in this Note (1) the entire principal amount of this Note, or the portion thereof (that is $1,000 principal amount or an integral multiple of $1.00 thereof, or if a PIK Payment has been made a minimum of $1.00 or an integral multiple of $1.00) below designated, and (2) if such Fundamental Change Repurchase Date does not fall during the period after a Regular Record Date and on or prior to the corresponding Interest Payment Date, accrued and unpaid interest, if any, thereon to, but excluding, such Fundamental Change Repurchase Date. Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Indenture.

In the case of Physical Notes, the certificate numbers of the Notes to be repurchased are as set forth below:

Dated:_________

Signature(s)

Social Security or Other Taxpayer Identification Number Principal amount to be repaid (if less than all):
$________,000
NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.

ATTACHMENT 2

[FORM OF ASSIGNMENT AND TRANSFER]

For value received__________________ hereby sell(s), assign(s) and transfer(s) unto__________________ (Please insert social security or Taxpayer Identification Number of assignee) the within Note, and hereby irrevocably constitutes and appoints_______________________attorney to transfer the said Note on the books of the Company, with full power of substitution in the premises.

Dated:_________

Signature(s)

Signature Guarantee
Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stockbrokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad- 15 if Notes are to be delivered, other than to and in the name of the registered holder.
NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Note in every particular without alteration or enlargement or any change whatever.